Exhibit 21.1

LIST OF SUBSIDIARIES

The following list sets forth the subsidiaries of the registrant as of July 31, 2024:

Company	State of Incorporation
ATIF Inc.	California
ATIF BD LLC(1)	California
ATIF Business Management LLC(1)	California
ATIF Business Consulting LLC(1)	California
ATIF Investment Limited	British Virgin Islands

(1)	Subsidiary of ATIF Inc.